

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Michael Greiner
Senior Vice President and Chief Financial Officer
Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004

> **Re: Avanos Medical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response dated November 23, 2021**
> **File No. 001-36440**

Dear Mr. Greiner:

We have reviewed your November 23, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations and Related Information, page 20

1. We have reviewed your proposed disclosure in response to prior comment 2 related to post divestiture transition charges and have the following additional comments:

   - Please describe to us in further detail the types of services received under the transition services agreements, the amount related to each different type of service received, and how you considered Non-GAAP Financial Measure C&DI 100.01 related to normal, recurring, cash operating expenses regarding these services received;
   - Please describe to us in further detail the rebranding costs incurred by you, the

amounts related to the different types of rebranding costs incurred, and how you considered Non-GAAP Financial Measure C&DI 100.01 related to normal, recurring, cash operating expenses regarding these costs; and

• Please describe for us in greater detail the costs to separate your IT systems and how these costs compare to the IT costs included in the "post divestiture restructuring and IT charges" line item.

Item 8. Financial Statements and Supplementary Data
Revenue Recognition and Accounts Receivable, page 34

2. In response to prior comment 4 we note you proposed additional disclosure, however, you have not added quantitative information about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for returns, rebates and incentives, as set forth in ASC 606-10-50-1(b), 50-17, and 50-20, to enable users of your financial statements to understand the uncertainty of revenue and cash flows arising from contracts with customer. Please revise your proposed disclosure accordingly.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences